UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Global Blue Group Holding AG
(Name of Issuer)
Ordinary Shares, nominal value CHF 0.01 per share
(Title of Class of Securities)
H33700107
(CUSIP Number)

June 28, 2023
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H33700107	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,820,934 (including 1,333,333 Ordinary Shares issuable upon the exercise of Warrants)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,820,934 (including 1,333,333 Ordinary Shares issuable upon the exercise of Warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,820,934 (including 1,333,333 Ordinary Shares issuable upon the exercise of Warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. H33700107	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,820,934 (including 1,333,333 Ordinary Shares issuable upon the exercise of Warrants)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,820,934 (including 1,333,333 Ordinary Shares issuable upon the exercise of Warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,820,934 (including 1,333,333 Ordinary Shares issuable upon the exercise of Warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%
12	TYPE OF REPORTING PERSON IN

Item 1(a): Name of Issuer:
Global Blue Group Holding AG (the "Issuer").
Item 1(b): Address of Issuer's Principal Executive Offices:
The Issuer's principal executive offices are located at Zürichstrasse 38, 8306 Brüttisellen, Switzerland.

Item 2(a): Name of Person Filing:
(i)
Third Point LLC, a Delaware limited liability company (the “Management Company”), which serves as investment manager or adviser to a variety of hedge funds and managed accounts (all such funds and accounts, collectively, the “Funds”), with respect to Ordinary Shares (as defined in Item 2(d)) and Warrants (as defined in Item 4) directly owned by the Funds; and

(ii)
Mr. Daniel S. Loeb (“Mr. Loeb”), who is the Chief Executive Officer of the Management Company and controls its business activities, with respect to Ordinary Shares indirectly beneficially owned by Mr. Loeb by virtue of such position.

The Management Company and Mr. Loeb are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b): Address of Principal Business Office or, if None, Residence:
The address of the principal business office of the Management Company and Mr. Loeb is 55 Hudson Yards, New York, New York 10001.
Item 2(c): Citizenship:
The Management Company is organized as a limited liability company under the laws of the State of Delaware. Mr. Loeb is a United States citizen.
Item 2(d): Title of Class of Securities:
Ordinary Shares, nominal value CHF 0.01 per share ("Ordinary Shares ").
Item 2(e): CUSIP Number:
H33700107.

Item 3:	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

A.	[ ]	Broker or dealer registered under Section 15 of the Act,
B.	[ ]	Bank as defined in Section 3(a)(6) of the Act,
C.	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act,
D.	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940,
E.	[ ]	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
F.	[ ]	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
G.	[ ]	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
H.	[ ]	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
I.	[ ]	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
J.	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4: Ownership:

A. Third Point LLC

(a) Amount beneficially owned: 9,820,934 Ordinary Shares (including 1,333,333 Ordinary Shares issuable upon the exercise of Warrants).

(b) Percent of class: 5.14%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 189,855,747 Ordinary Shares issued and outstanding as of March 31, 2023, as reported in the Issuer’s Annual Report on Form 20-F for the fiscal year ended March 31, 2023, as filed with the U.S. Securities and Exchange Commission on June 28, 2023 (the “20-F”), plus the 1,333,333 Ordinary Shares issuable upon the exercise of warrants of the Issuer (as more fully described in the 20-F, “Warrants”).  Except as described in the preceding sentence, all amounts reported in this Schedule 13G are as of the opening of the market on July 10, 2023.

(c) Number of Ordinary Shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 9,820,934 (including 1,333,333 Ordinary Shares issuable upon the exercise of Warrants)
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 9,820,934 (including 1,333,333 Ordinary Shares issuable upon the exercise of Warrants)

B. Daniel S. Loeb
(a) Amount beneficially owned: 9,820,934 Ordinary Shares (including 1,333,333 Ordinary Shares issuable upon the exercise of Warrants).
(b) Percent of class: 5.14%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 189,855,747 Ordinary Shares issued and outstanding as of March 31, 2023, as reported in the 20-F, plus the 1,333,333 Ordinary Shares issuable upon the exercise of Warrants.  Except as described in the preceding sentence, all amounts reported in this Schedule 13G are as of the opening of the market on July 10, 2023.
(c) Number of Ordinary Shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 9,820,934 (including 1,333,333 Ordinary Shares issuable upon the exercise of Warrants)
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 9,820,934 (including 1,333,333 Ordinary Shares issuable upon the exercise of Warrants)

Item 5: Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐
Item 6: Ownership of More than Five Percent on Behalf of Another Person:
Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.
Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable.
Item 8: Identification and Classification of Members of the Group:
Not applicable.
Item 9: Notice of Dissolution of Group:
Not applicable.
Item 10: Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[Signatures on following page]

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 10, 2023
THIRD POINT LLC

By: Daniel S. Loeb, Chief Executive Officer

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement, dated July 10, 2023, by and between Third Point LLC and Daniel S. Loeb.
Exhibit 99.2:
Power of Attorney granted by Daniel S. Loeb in favor of William Song and Joshua L. Targoff, dated February 17, 2021, was previously filed with the SEC on March 4, 2021 as Exhibit 24 to the Form 4 filed by Third Point LLC and Daniel S. Loeb with respect to Radius Global Infrastructure Inc. and is incorporated herein by reference.